Mail Stop 3561
								August 18, 2005
Mr. Merritt Jesson
Chief Executive Officer, President
Pick Ups Plus Inc.
4360 Ferguson Drive
Suite 120
Cincinnati, Ohio  45245


      Re:	Pick Ups Plus Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		File No. 0-28255


Dear Mr. Jesson:

      We have reviewed your filing and have the following comments.
We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should amend your filing and revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits, page 22

1. We note that you have titled all of your financial statements as
"consolidated."  Please file a list of all your subsidiaries as exhibit 21 or otherwise revise your financial statements to remove the phrase "consolidated." Refer to Item 601(b)(21) of Regulation S-
B.

2. It appears that you have not filed the consent from your independent accountants to incorporate by reference your financial statements into your previously filed registrations statements.
Please amend your filing to include the consent as exhibit 23.
Refer
to Item 601(b)(23)(ii) of Regulation S-B.

Statement of Cash Flows, page F-6

3. Please revise the "net proceeds from credit line and demand loan"
line item in the cash flows from financing activities section of your
2004 Consolidated Statement of Cash Flows to include the proceeds from various promissory notes totaling $175,000 received from Cornell
Capital Partners, LP as described in Note 2 to your financial
statements.   In addition, please remove this same amount from the
"compensatory shares" line item in the cash flows from operating activities section as the issuance of shares in satisfaction of promissory notes does not represent an operating activity.

4. We noted the following regarding your presentation of your acquisition of the assets and liabilities of Auto Preservation, Inc.
in your 2004 Consolidated Statement of Cash Flows:

* The "capital expenditures" line item in the cash flows from investing activities section appears to include the fixed assets acquired.

* It appears you have included the note payable on vehicles assumed in your acquisition in the "proceeds from long-term debt" line item in the cash flows from financing activities.

* The "costs associated with acquisition" line item in the cash flows from investing activities section totaling $50,650 does not reconcile to the $76,150 of transaction costs you disclosed in Note 4 to the financial statements.

It appears that you have effectively presented your purchase of the fixed assets and assumption of the notes payable twice with the off-setting cash flow impact appearing to net against the cash paid for transaction costs since you have presented the gross amount of cash paid for Auto Preservation, Inc. in the "cash payment re: acquisition" line item. Please revise your 2004 Statement of Cash Flows to reflect all line items net of assets acquired and liabilities assumed in connection with your purchase of Auto Preservation, Inc. Provide us with the details of your statement of cash flow worksheet with your response.








Notes to Financial Statements, page F-7

Note 3 - Summary of Significant Accounting Policies, page F-9

(h)  Earnings (Loss) Per Share

5. We note your disclosure that common stock purchase warrants outstanding would have been anti-dilutive to earnings per share. Please provide us with details and terms of any outstanding common stock purchase warrants you have issued including the number of shares and exercise prices, the fair values assigned to the warrants and in what periods the related expense was recorded. We may have further comments as a result of your response. Also, in future filings, if net losses are reported, please disclose that the effects of your convertible debentures and common shares underlying your outstanding promissory notes under your equity line of credit would be anti-dilutive.

Note 4 - Acquisition, page F-12

6. We note that your purchase price allocation was largely to goodwill. However, in your Form 8-K/A announcing the acquisition along with the historical financial statements of Auto Preservation
Inc. filed on March 25, 2005, you disclosed that the assets
included
"all of the current accounts related to Automotive International`s auto preservation business, computer software, computer hardware, customer lists, equipment, furniture, fixtures, and a royalty-free license for the use of the name Valuguard". Based upon your disclosure, we would expect some portion of your purchase price to be allocated to intangible assets apart from goodwill such as
customer
lists, customer relationships, backlog, tradenames and trademarks
and
the license for the use of the name Valugard. Tell us the deliberative process you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated. Absent convincing evidence to the contrary, it appears that you should revise your purchase price allocation to give recognition to these other intangible assets you acquired.  Please refer to paragraphs 11, 12, 14, and 18 through
21
of Appendix A to SFAS 141. We may have further comments as a result of your response.

Note 11 - Income Taxes, page F-15

7. We note that you have only disclosed a deferred tax asset for net operating losses. Please revise your income tax disclosures to include each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets (before allocation of valuation allowances). In this regard, you should consider the effect of revisions made to your purchase price allocation on the net assets acquired from Automotive
International`s auto preservation business. Additionally, please provide a reconciliation of the applicable statutory tax rate to your effective tax rate. Refer to paragraphs 43 and 47 of SFAS No. 109.

Note 12 - Commitments and Contingencies, page F-15

(a) Lease Obligations, page F-15

8. We note your disclosure that you have no future minimum lease payments. However, your disclosure in other parts of your Annual Report indicate that you do have lease obligations. For example, we note your operating lease for the 4055a Commercial Blvd. facility, which expires October 2006 and the minimum lease payments for your capital leases as indicated in Note 6. Please revise your disclosure to include these minimum lease payments. Refer to Paragraph 16 of SFAS No. 13.

Exhibits 32.1 and 32.2

9. Please revise your filing so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-B. Specifically, the wording and Exchange Act Rule references in item 4 are incorrect. Also, the items disclosed in your item 6 should be part of item 4, as there is no item 6 in the certification. Also ensure that your amended certifications for your Form 10-KSB references your Annual Report, and not, as your current certification does, your quarterly report. Please also making conforming revisions to your Form 10-QSB for the period ended March 31, 2005.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Merritt Jesson
Pick-Ups Plus Inc.
August 18, 2005
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